

December 8, 2014

Via E-Mail
Mr. Joseph C. Gatto, Jr.
Chief Financial Officer
Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

      Re: Callon Petroleum Company
             Form 10-K for the Fiscal Year ended December 31, 2013
             Filed March 13, 2014
             File No. 001-14039

Dear Mr. Gatto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 43

Revenues, page 44

1.   We note the table reconciling changes in oil, natural gas and total revenue for each period attributes the changes in revenues to changes in volume, changes in the underlying commodity prices and the impact of your hedge program. However, the volumes and pricing disclosed on page 43 do not appear consistent with the quantitative disclosure in the aforementioned table. For example, on page 43 you indicate that the average realized

natural gas prices increased 14.7% for the year ended December 31, 2013 while the table on page 44 does not reflect any variance due to pricing of natural gas sales for this period. Similarly, on page 43 you indicate that the average realized oil prices decreased for the year ended December 31, 2013, while the table on page 44 reflects a positive variance for oil prices for this period. Please address these apparent inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief